 Filed pursuant to Rule 424(b)(3)
 Registration No. 333-262608

PROSPECTUS SUPPLEMENT NO. 10
(to prospectus dated April 18, 2022)

Up to 25,483,334 Shares of Class A Common Stock Issuable Upon Exercise of Warrants
Up to 106,508,061 Shares of Common Stock
Up to 8,424,034 Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated April 18, 2022 (the “Prospectus”), related to the issuance by us of up to an aggregate of up to 25,483,334 shares of our Class A common stock, $0.0001 par value per share (“Class A Common Stock”), which consists of (i) up to 8,233,334 shares of Class A Common Stock that are issuable upon the exercise of 8,233,334 warrants (the “Private Placement Warrants”) originally issued in a private placement at a price of $1.50 per warrant in connection with the initial public offering of Trebia Acquisition Corp., a Cayman Islands exempted company (“Trebia”), and (ii) up to 17,250,000 shares of Class A Common Stock that are issuable upon the exercise of 17,250,000 warrants (the “Public Warrants,” and together with the Private Placement Warrants, the “Warrants”) originally issued in the initial public offering of units of Trebia at a price of $10.00 per unit, with each unit consisting of one Class A ordinary share and one-third of one warrant. Each Warrant entitles the holder thereof to purchase one share of our Class A Common Stock at a price of $11.50 per share. On April 19, 2022, the holders of the Private Placement Warrants exercised them in full on a cashless basis in accordance with the terms of the Private Placement Warrants, which resulted in the net issuance of an aggregate of 3,532,372 shares of our Class A Common Stock in full settlement of the Private Placement Warrants. We will receive the proceeds from any exercise of any Public Warrants for cash, which amount of aggregate proceeds, assuming the exercise of all Public Warrants, could be up to $198.4 million. We believe the likelihood that holders of the Public Warrants will exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Class A Common Stock. If the market price for our Class A Common Stock is less than $11.50 per share, we believe holders of the Public Warrants will be unlikely to exercise their Warrants.
The Prospectus also relates to the offer and sale from time to time by the selling securityholders (including their transferees, donees, pledgees and other successors-in-interest) named in the Prospectus (collectively, the “Selling Securityholders”) of (a) 106,508,061 shares of Class A Common Stock (the “Total Resale Shares”), consisting of (i) 48,224,485 shares held directly by the Selling Securityholders, (ii) 22,077,319 shares of Class A Common Stock issuable to unitholders of S1 Holdco, LLC upon the redemption of their S1 Holdco Class B Units (and the corresponding exchange of their Class C common stock) (as defined in the Prospectus), (iii) 1,450,000 shares issuable from fully vested restricted stock units of the Company granted to Michael Blend and Just Develop It Limited (which, in the case of clauses (i), (ii) and (iii) above, were issued as equity merger consideration to securityholders of S1 Holdco, LLC and System1 SS Protect Holdings, Inc. and their respective subsidiaries and affiliates, pursuant to the Business Combination Agreement (as defined in the Prospectus) at an equity consideration value of $10.00 per share), (iv) 24,648,446 shares issued to Cannae Holdings, Inc. (“Cannae”) in connection with the Business Combination Agreement, Sponsor Agreement (as defined in the Prospectus) and Backstop Agreement (as defined in the Prospectus) at a price of $10.00 per share, (v) 2,533,324 shares issued to Cannae and 1,000,000 shares issued to certain of the other Selling Securityholders, together totaling an aggregate of 3,533,324 shares (the “Sponsor-Forfeited Shares”), which shares were forfeited by the Sponsors and issued to the above holders pursuant to the terms of the Sponsor Agreement in connection with the Business Combination and (vi) 6,574,487 shares originally issued to the Sponsors (as defined in the Prospectus) of Trebia in the form of Founder Shares (as defined in the Prospectus) at a price of approximately $0.002 per share, and (b) 8,424,034 Warrants consisting of (i) 8,233,334 Private Placement Warrants and (ii) 190,700 Public Warrants beneficially owned by certain directors and officers of the Company. We will not receive any proceeds from the sale of shares of our Class A Common Stock or the Warrants by the Selling Securityholders pursuant to the Prospectus. In addition to the cashless exercise and net settlement of the 8,233,334 Private Placement Warrants discussed above, on April 19, 2022, an aggregate of 1,450,000 shares of our Class A Common Stock were issued to Mr. Blend and Just Develop It Limited in full settlement of the 1,450,000 fully vested restricted stock units previously granted to them at the closing of the Business Combination.
This prospectus supplement updates and supplements the Prospectus with the information contained in Item 4.02 of our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on March 17, 2023 (collectively, the “Information”). Accordingly, we have attached the Information to this prospectus supplement.
This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and are subject to reduced public company reporting requirements. The Prospectus and this prospectus supplement complies with the requirements that apply to an issuer that is an emerging growth company.
Our Class A Common Stock and the Public Warrants are listed on the New York Stock Exchange (“NYSE”) under the symbols “SST” and “SST.WS,” respectively. On March 15, 2023, the closing price of our Class A Common Stock was $3.43 and the closing price for our Public Warrants was $0.30.
Prior to the extraordinary general meeting of Trebia in connection with the Business Combination, holders of 51,046,892 Trebia Class A Ordinary Shares exercised their right to redeem those shares for cash at a price of $10.00 per share, for an aggregate of $510,468,920, which represented approximately 99% of the total Trebia Class A Ordinary Shares then outstanding. The Total Resale Shares being offered under the Prospectus represent over 99% of our current total outstanding shares of Class A Common Stock as of the date of the Prospectus. Additionally, after the cashless exercise of the Private Placement Warrants discussed above, the Selling Securityholders own an additional 3,532,372 shares of Class A Common Stock, representing an additional 4.1% of the total outstanding Class A Common Stock. The sale of all the securities being offered in the Prospectus could result in a significant decline in the public trading price of our Class A Common Stock. Despite such a decline in the public trading price, the Selling Securityholders may still experience a positive rate of return on the securities they purchased or acquired due to the differences in the purchase prices described above. Based on the closing price of our Class A Common Stock referenced above, (a) the Selling Stockholders (other than the Sponsors and holders of the Sponsor-Forfeited Shares) may experience a potential loss of up to $6.47 per share, (b) the Sponsors and holders of the Sponsor-Forfeited Shares may experience potential profit of up to $3.43 per share and (c) the holders of Public Warrants may experience a potential loss of up to $8.07 per share upon exercise of the Public Warrant and sale of the underlying Class A Common Stock.
We will bear all costs, expenses and fees in connection with the registration of the shares of our Class A Common Stock and the Warrants under the Prospectus. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their sales of the shares of our Class A Common Stock and the Warrants held by such Selling Securityholders.

See “Risk Factors” beginning on page 5 of the Prospectus to read about factors you should consider before investing in our Class A Common Stock or Warrants

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is March 17, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): March 15, 2023

System1, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-39331	98-1531250
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

4235 Redwood Avenue Marina Del Rey, California		90066
(Address of principal executive offices)		(Zip Code)

(310) 924-6037
(Registrant's telephone number, including area code)
N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	SST	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A Common Stock share at an exercise price of $11.50 per share	SST.WS	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 4.02 Non-Reliance On Previously Issued Financial Statements Or A Related Audit Report Or Completed Interim Review

On March 15, 2023, in connection with the continuing assessment and preparation of System1, Inc.'s (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 Form 10-K”), management of the Company and the Audit Committee of the Company’s board of directors (the “Audit Committee”) concluded that errors existed that had a material impact on the previously issued unaudited condensed consolidated financial statements (the “quarterly financial statements”) of the Company (i) as of and for the period ended March 31, 2022 (“Q1 2022”) included in the Company’s Quarterly Report on Form 10-Q (“Form 10-Q”) filed with the Securities and Exchange Commission (“SEC”) on May 19, 2022, including the S1 Holdco LLC ("S1 Holdco") predecessor period presented therein, (ii) as of and for the three and six months ended June 30, 2022 (“Q2 2022”) included in the Company’s Form 10-Q filed with the SEC on August 15, 2022 and (iii) as of and for the three and nine months ended September 30, 2022 (“Q3 2022”) included in the Company’s Form 10-Q filed with the SEC on November 14, 2022.

The errors identified by the Company related to its accounting for (i) the valuation and purchase price allocation of certain intangible assets acquired in the Company’s business combination (the “Business Combination”) with S1 Holdco and System1 SS Protect Holdings, Inc. (“Protected”) on January 27, 2022, (ii), equity awards including certain restricted stock awards with market-based vesting conditions, related to the Business Combination, (iii) the valuation and purchase price allocation of intangible assets acquired in the Company’s acquisition of NextGen Shopping, Inc., d/b/a CouponFollow ("CouponFollow") on March 4, 2022, and (iv) certain other errors. These errors are currently expected to have an impact to net income (loss) of up to $15 million to $20 million in the impacted periods, primarily related to stock-based compensation, amortization expense and income tax expense. Further, the Company continues to evaluate the 2022 goodwill impairment analysis to determine the amount of goodwill impairment and the evaluation of the period in which an impairment of goodwill originated.

As a result, management of the Company and the Audit Committee determined that the previously issued condensed consolidated quarterly financial statements included in the Q1 2022 Form 10-Q, Q2 2022 Form 10-Q and Q3 2022 Form 10-Q, were materially misstated and accordingly each require restatement and should no longer be relied upon. In addition, any previously issued or filed earnings releases, investor presentations or other communications describing the Company’s quarterly financial statements and other related financial information covering Q1 2022, Q2 2022 and Q3 2022 should no longer be relied upon. The Company intends to correct the errors discussed above in an amendment to each of the Q1 2022, Q2 2022 and Q3 2022 Form 10-Qs.

The Company is still closing its books and records for the year ended December 31, 2022, which may result in the identification and correction of additional errors and any such additional errors could be individually material. Furthermore, the Company is still assessing the tax impacts of the errors identified to date.

The Company's management had previously concluded and disclosed that the Company’s disclosure controls and procedures were not effective due to the existence of material weaknesses in internal control over financial reporting. The Company is evaluating the impact of the misstatements described above on its internal control over financial reporting and disclosure controls and procedures, which may result in the identification of additional material weaknesses in internal control over financial reporting. Due to the identified material weaknesses, the Company has concluded, and will disclose within the 2022 Form 10-K, that its disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2022. The Company will file a Form 12b-25/A Notification of Late Filing with respect to the 2022 Form 10-K.

The Company’s management and the Audit Committee have discussed the matters disclosed in this Current Report on Form 8-K pursuant to this Item 4.02(a) with PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Current Report on Form 8-K contains forward-looking statements. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the

Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts contained in this Current Report on Form 8-K may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “forecasts,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include statements regarding the materiality or significance of the restatement discussed above, the quantitative effects of the restated financial statements, the timing of completion of the restatement and revisions and any anticipated conclusions of the Company, the Audit Committee or the Company’s management.

Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to, the discovery of additional information relevant to the quarterly financial statements; changes in the effects of the restatements on the Company’s financial statements or financial results; delay in the filing of the 2022 Form 10-K due to the Company’s efforts to prepare and complete the disclosures related to the restatements; the inherent limitations in internal control over financial reporting and the other factors discussed in the section titled “Risk Factors” included in the Company’s Q2 2022 10-Q and the Company’s Registration Statement on Form S-1, originally filed with the SEC on April 1, 2022, as subsequently amended (Reg. No. 333-262608), as such risk factors may be amended, updated or superseded from time to time by the Company’s subsequent filings with the SEC. The forward-looking statements in this Current Report on Form 8-K are based upon information available to the Company as of the date of this Current Report on Form 8-K, and while the Company believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and the Company’s statements should not be read to indicate that it has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. The Company qualifies all of its forward-looking statements by these cautionary statements. Except as required by applicable law, the Company does not plan to publicly update or revise any forward-looking statements contained in this Current Report on Form 8-K, whether as a result of any new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

System1, Inc.

Date:	March 16, 2023	By:	/s/ Tridivesh Kidambi
		Name:	Tridivesh Kidambi
		Title:	Chief Financial Officer